Exhibit AA

Schedule of Transactions in Shares

Exhibit Z is incorporated herein by reference. Together with Exhibit Z, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 30, 2018.

Marcato International Master Fund Ltd.

Transaction Date	Transaction	Security	Shares Sold/Options Exercised		Sale/Exercise Price Per Unit
1/29/2018	Exercise	American Put Option	950,000		$200
1/29/2018	Sale	Common Stock	950,000	(1)	$200

1.	Represents Shares underlying American-style put options that were exercised by Marcato International on January 29, 2018 and sold to the counterparty thereto.